**Room 4561**

July 28, 2006

Andrew J. Kandalepas
President and Chief Executive Officer
Dauphin Technology, Inc.
1014 East Algonquin Road, Suite 111
Schaumburg, Illinois 60173

**Re:     Dauphin Technology, Inc.**
**        Preliminary Information Statement on Schedule 14C filed July 18, 2006**
**        File No. 0-52091**

Dear Mr. Kandalepas:

    This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

1.      We note that you have yet to file several periodic reports for prior periods.  Please file these reports within 10 business days or otherwise advise us when you plan to do so.

Information Statement on Schedule 14C

2.      We note that you disclose that GeoVax security holders will own 490,332,879 shares of common stock following the merger.  Please revise your cover page to also disclose the percentage of common stock the the security holders of GeoVax will own after the merger and the percentage of common stock that the security holders of Dauphin will own after the merger.

3.      Please provide disclosure in your information statement with respect to the majority
        stockholders that acted pursuant to the written consent.  Please further elaborate on when
        the written consent was provided and how it was obtained.  Please provide us a copy of
        the written consent for our review.  We note your disclosure on page 58 regarding the
        beneficial ownership of certain security holders.  It does not appear that any stockholder
        holds a significant portion of your outstanding equity.

4.      Please advise us concerning the exemption from the registration provisions of the
        Securities Act you are relying upon for the issuance of securities in the merger
        transaction.  Provide us a detailed analysis of the factual basis for your belief that the
        exemption is available.  Among other matters, tell us whether the stockholders of Geovax
        receiving your shares in the transaction were accredited or sophisticated.  Please also
        advise us the nature of the information delivered to such stockholders or otherwise advise
        why such information was not required.

5.      You have provided the audited balance sheet for Geovax as of the year ended December
        31, 2005 and the audited statements of income and cash flows for the two years ended
        December 31, 2005.  Pursuant to Item 14(c)(2) of Schedule 14A, Item 17(b)(7) of Form
        S-4 and Rule 14a-3(b)(1) under the Exchange Act, it appears that audited balance sheets
        as of the end of each of the two most recent fiscal years and audited statements of income
        and cash flows for each of the three most recent fiscal years for Geovax are required.
        Please revise or advise us otherwise.

6.      It appears that disclosure pursuant to Items 14(b)(8) through (10) of Schedule 14A is
        required but have not been provided.  Please revise or advise us otherwise.

Dauphin Management Discussion and Analysis, page 12

Geovax Management's Discussion and Analysis or Plan of Operation, page 23

7.      You have provided a comparison of your and Geovax's results of operations,
        respectively, for the years ended December 31, 2005 to that for the years ended
        December 31, 2004.  Please provide a discussion of your and Geovax's results of
        operations for the year-ended periods you are required to present in your financial
        statements.

The Merger Agreement

Issuance of Shares Prior to Closing, page 44

8.      Please clarify whether Dauphin has issued or will issue the shares referred to in the table
        on page 44.

9.      We note your reference to the "shares issued in conversion of debt" and the "shares issued in conversion of preferred stock."  Please advise how you plan to convert these securities.  For example, did the terms of the debt and the preferred stock contemplate conversion at the time it was issued?  Does Dauphin plan to revise the terms of the securities prior to the conversion?  If so, please explain.  Alternatively, does Dauphin plan to conduct a tender offer or other transaction?

10.     You disclose that you plan to issue an aggregate of 40,000,000 shares of common stock to Hyacinth Resources and to Andrew J. Kandalepas for services rendered in connection with the merger.  Please reconcile this disclosure with your table on page 44 that discloses that you will issue 42,611,942 shares of common stock for services.

                        *       *       *       *


        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions.  If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,


Barbara C. Jacobs
Assistant Director


cc:     <u>Via Facsimile</u>
       A.O. Headman, Jr., Esq.
       Cohne, Rappaport & Segal
       257 East 200 South, Suite 700
       Salt Lake City, Utah 84111
       Telephone: (801) 532-2666
       Facsimile: (801) 355-1813